CONSENT OF EXPERT

March 30, 2012

Eldorado Gold Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Eldorado Gold Corporation

I, Stephen Juras, do hereby consent to the filing of the written disclosure regarding the technical reports entitled (i) the "Technical Report for Kisladag Gold Mine, Turkey", dated March 15, 2010 and effective January 2010, (ii) the "Technical Report on the Efemcukuru Project" dated August 17, 2007, (iii) the "Technical Report for Jinfeng Gold Mine, China" dated January 13, 2012 and effective March 15, 2011, (iv) the "Technical Report on Vila Nova Iron Ore Project" dated July 31, 2007, (v) the "Technical Report for the Perama Hill Project, Thrace, Greece," dated March 15, 2010 and effective January 28, 2010 and (vi) the Technical Report for the Tocantinzinho Gold Mine Project, Brazil" dated May 4, 2011 and the description of all mineral resources of the Kisladag, Efemcukuru, Jinfeng, Tanjianshan, Eastern Dragon, White Mountain, Tocantinzinho and Perama Hill properties and of extracts from or a summary of the respective technical report and of certain mineral resource estimates and other information pertaining to these projects, and the use of my name in the Annual Information Form and Annual Report on Form 40-F of Eldorado Gold Corporation (the "Company") for the year ended December 31, 2011 and any amendments thereto and any Registration Statement on Form S-8 incorporating by reference the Company's Annual Information Form and Annual Report on Form 40-F.

By: ______________________

Stephen Juras, P.Geo
Eldorado Gold Corporation
Director of Technical Services